UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OPTIUM CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

68402T107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kalkhoven, Pettit, Levin & Johnson Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
SOLE VOTING POWER   3,021,251, except that Russell Johnson, a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC, may be deemed to have sole or shared power to vote and dispose of these shares; Kevin Kalkhoven a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC, may be deemed to have sole or shared power to vote and dispose of these shares; Danny Pettit, a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC, may be deemed to have sole or shared power to vote and dispose of these shares; and Jack Levin, a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC, may be deemed to have sole or shared power to vote and dispose of these shares.

	6.	Shared Voting Power See response to row 5.

	7.	Sole Dispositive Power See response to row 5.

	8.	Shared Dispositive Power See response to row 5.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,251

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68402T107 13G Page 3 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Russell Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 46,556

6.

Shared Voting Power
3,021,251, of which 3,021,251 are directly owned by Kalkhoven, Pettit, Levin & Johnson Ventures, LLC.  Russell Johnson is a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC and may be deemed to have sole or shared power to vote and dispose of these shares.

	7.	Sole Dispositive Power See response to row 5.

	8.	Shared Dispositive Power See response to row 6.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,067,807

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68402T107 13G Page 4 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin Kalkhoven

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 19,015

6.

Shared Voting Power
3,021,251, of which 3,021,251 are directly owned by Kalkhoven, Pettit, Levin & Johnson Ventures, LLC.  Kevin Kalkhoven is a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC and may be deemed to have sole or shared power to vote and dispose of these shares.

	7.	Sole Dispositive Power See response to row 5.

	8.	Shared Dispositive Power See response to row 6.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,040,266

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68402T107 13G Page 5 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jack Levin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

6.

Shared Voting Power
3,021,251, of which 3,021,251 are directly owned by Kalkhoven, Pettit, Levin & Johnson Ventures, LLC.  Jack Levin is a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC and may be deemed to have sole or shared power to vote and dispose of these shares.

	7.	Sole Dispositive Power See response to row 5.

	8.	Shared Dispositive Power See response to row 6.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,021,251

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68402T107 13G Page 6 of 9 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Danny Pettit

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 25,523

6.

Shared Voting Power
3,021,251, of which 3,021,251 are directly owned by Kalkhoven, Pettit, Levin & Johnson Ventures, LLC.  Danny Pettit is a managing member of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC and may be deemed to have sole or shared power to vote and dispose of these shares.

	7.	Sole Dispositive Power See response to row 5.

	8.	Shared Dispositive Power See response to row 6.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,046,774

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68402T107                                                       13G                                                            Page 7 of 9 Pages

Item 1.
	(a)	Name of Issuer Optium Corporation
	(b)	Address of Issuer’s Principal Executive Offices 200 Precision Road, Horsham, Pennsylvania 19044

Item 2.
	(a)	Name of Person Filing Kalkhoven, Pettit, Levin & Johnson Ventures, LLC, Russell Johnson, Kevin Kalkhoven, Jack Levin and Danny Pettit.
	(b)	Address of Principal Business Office or, if none, Residence c/o Kalkhoven, Pettit, Levin & Johnson Ventures, LLC, 149 Commonwealth Drive, Suite 2008, Menlo Park, California 94025
(c)

Citizenship
Kalkhoven, Pettit Levin & Johnson Ventures, LLC is a limited liability company organized under the laws of the State of Delaware, and Russell Johnson, Jack Levin and Danny Pettit are United States citizens and Kevin Kalkhoven is a citizen of the United Kingdom.

	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (the “Common Stock”)
	(e)	CUSIP Number 68402T107

Item 3.		Not Applicable.

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) See Row 9 of cover page for each Reporting Person.
(b) See Row 11 of cover page for each Reporting Person.

The foregoing percentage is calculated based on the 25,324,100 shares of Common Stock of Optium Corporation outstanding as of October 28, 2006 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on October 28, 2006.

(c) Number of shares as to which such person has:

CUSIP No. 68402T107                                                       13G                                                            Page 8 of 9 Pages

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under the circumstances set forth in the limited liability company operating agreement of Kalkhoven, Pettit, Levin & Johnson Ventures, LLC, the managing members may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. 68402T107                                                       13G                                                            Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2007

KALKHOVEN, PETTIT, LEVIN & JOHNSON, LLC

By:	/s/ Russell Johnson

Name:	Russell Johnson

Title:	Managing Member

/s/ Russell Johnson
Russell Johnson

/s/ Kevin Kalkhoven
Kevin Kalkhoven

/s/ Danny Pettit
Danny Pettit

/s/ Jack Levin
Jack Levin